UNITED SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Texas Rare Earth Resources Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

882672108

(CUSIP Number)

May 31, 2012

(Date of Event Which Requires Filing of this Statement)

Daniel E. Gorski

7 Copano Pt. Rd.

Rockport, Texas 78382

with copy to

J. Lawrence Hamil

Hamil/Hecht LLC

140 East 19th Avenue Suite 600

Denver, CO 80203-1035

Telephone (303) 830-1383

Fax (303) 830-1057

email lhamil@h-hllc.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882672108

(1)	Names of reporting persons Daniel E. Gorski 7 Copano Pt. Rd. Rockport, TX 78383
(2)	Check the appropriate box if a member of a group (see instructions). (a) (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) See Item 3, below.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). No.
(6)	Citizenship or place of organization Mr. Gorski is a United States citizen, he is a geologist by trade, and he is on the Board of Directors for Texas Rare Earth Resources Corp.
	(7)	Number of shares beneficially owned by each reporting person with Sole Voting Power 4,800,000
	(8)	Shared Voting Power 10,198,000
	(9)	Sole Dispositive Power. 4,800,000
	(10)	Shared Dispositive Power None.
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,198,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No.
(13)	Percent of Class Represented by Amount in Row (11) 27.9%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 882672108

(1)	Names of reporting persons C-Wall Investment Company, LLC 685 W. Escalente Dr. St. George, UT 48790
(2)	Check the appropriate box if a member of a group (see instructions). (a) (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) See Item 3, below.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). No.
(6)

Citizenship or place of organization

C-Wall Investment Company, LLC is a limited liability company organized under Utah law; its principal place of business is located at 685 W. Escalente Dr., St. George, Utah, 48790; its principal business is investments.

	(7)	Number of shares beneficially owned by each reporting person with Sole Voting Power 250,000
	(8)	Shared Voting Power 10,198,000
	(9)	Sole Dispositive Power. 250,000
	(10)	Shared Dispositive Power None.
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,198,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No.
(13)	Percent of Class Represented by Amount in Row (11) 27.9%
(14)	Type of Reporting Person (See Instructions) OO (LLC)

CUSIP No. 882672108

(1)	Names of reporting persons Cecil C. and Jane O., Wall, TTEES, Cecil C. Wall Fam. Inter Vivos Rev TR, DTD 02/22/90 685 W. Escalante Dr. St. George, UT 48790
(2)	Check the appropriate box if a member of a group (see instructions). (a) (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) See Item 3, below.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). No.
(6)	Citizenship or place of organization Cecil C. Wall Fam. Inter Vivos Rev TR., DTD 2/22/90 is a family trust, formed under the laws of Utah. Cecil C. Wall is a trustee.
	(7)	Number of shares beneficially owned by each reporting person with Sole Voting Power 173,000
	(8)	Shared Voting Power 10,198,000
	(9)	Sole Dispositive Power. 173,000
	(10)	Shared Dispositive Power None.
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,198,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No.
(13)	Percent of Class Represented by Amount in Row (11) 27.9%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 882672108

(1)	Names of reporting persons Jane O. & Cecil C. Wall, TTEES Jane O. Wall Fam Inter Vivos Rev TR 685 W. Escalante Dr. St. George, UT 48790
(2)	Check the appropriate box if a member of a group (see instructions). (a) (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) See Item 3, below.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). No.
(6)	Citizenship or place of organization Jane O. Wall Fam. Inter Vivos Rev TR is a family trust, formed under the laws of Utah. Cecil C. Wall is a trustee of the trust.
	(7)	Number of shares beneficially owned by each reporting person with Sole Voting Power 175,000
	(8)	Shared Voting Power 10,198,000
	(9)	Sole Dispositive Power. 175,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,198,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 27.9%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 882672108

(1)	Names of reporting persons Roseland Enterprises, Ltd. 1408 Roseland Blvd. Tyler, TX 75701
(2)	Check the appropriate box if a member of a group (see instructions). (a) (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) See Item 3, below.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). No.
(6)

Citizenship or place of organization

Roseland Enterprises, Ltd. is a domestic limited partnership organized under the laws of Texas; its principal business is personal family investments and its principal place of business is located at 1408 Roseland Blvd., Tyler, TX 75701.

	(7)	Number of shares beneficially owned by each reporting person with Sole Voting Power 4,000,000
	(8)	Shared Voting Power 10,198,000
	(9)	Sole Dispositive Power. 4,000,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,198,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No.
(13)	Percent of Class Represented by Amount in Row (11) 27.9%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 882672108

(1)	Names of reporting persons G.W., Patricia & Judith McDonald TTEES, G. W. & Patricia A McDonald TR, DTD 9/16/11, 1408 Roseland Blvd. Tyler, TX 75701
(2)	Check the appropriate box if a member of a group (see instructions). (a) (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) See Item 3, below.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). No.
(6)	Citizenship or place of organization G. W. & Patricia A McDonald TR, DTD 9/16/11 is a trust formed under the laws of Texas. G.W. McDonald is a trustee of the trust.
	(7)	Number of shares beneficially owned by each reporting person with Sole Voting Power 800,000
	(8)	Shared Voting Power 10,198,000
	(9)	Sole Dispositive Power. 800,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,198,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No.
(13)	Percent of Class Represented by Amount in Row (11) 27.9%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 882672108

Item 1

This Schedule 13D relates to the common shares, par value $0.01, of Texas Rare Earth Resources Corp. (“TRER”), a Nevada Corporation, whose principal executive offices are located at 304 Inverness Way South, Suite 365, Englewood, Colorado 80112.

Item 2

The persons and entities filing this Schedule 13D are Daniel E. Gorski, Cecil C. Wall, and G.W. McDonald in their individual and representative capacity (“Reporting Persons”). The Reporting Persons entered into an agreement of joint filing, dated June 1, 2012, a copy of which is attached to this Statement as Exhibit A (the Joint Filing Agreement”).

Item 3

Not applicable, as the Date of Event is based on an agreement for joint legal representation, and a subsequent oral agreement, not on an acquisition of shares or intent to acquire additional shares.

Item 4. Purpose of Transaction

On May 24, 2012, Daniel E. Gorski and Cecil C. Wall jointly retained legal counsel with respect to matters related to TRER. On May 31, 2012, Mr. Gorski and Mr. Wall agreed to act together to explore their options concerning proposing and voting as a group on candidates for the Board of Directors of TRER, including potentially for the purpose of changing control of TRER. On May 31, 2012, G.W. McDonald orally agreed to cooperate with Mr. Gorski and Mr. Wall in the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) The disclosure herein assumes there were 36,550,009 Common Shares outstanding as of April 6, 2012, based on DEF 14A filed with the Securities and Exchange Commission (“SEC”) on Form DEF 14A on April 6, 2012. The common shares which may be deemed to be beneficially owned by the Reporting Persons as a “group” represent a total of 10,198,000 shares of TRER common stock out of the 36,550,009 shares outstanding, or 27.9%.

By virtue of the relationship described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the common shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for purposes of 13(d) of the Exchange Act, the beneficial owners of any common shares he/it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the common shares reported herein that he/it does not directly own.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

See Item 2.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

None.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As set forth in Item 4, Mr. Gorski and Mr. Wall have jointly retained legal counsel and Mr. McDonald has agreed to work together with Mr. Gorski and Mr. Wall to resolve matters of concern regarding TRER. Other than the Joint Filing Agreement described in Items 2 and 7, and other than as set forth in Item 4, the Reporting Persons have not entered into any other contracts, arrangements, understandings or relationships (legal or otherwise).

Item 7. Material to be Filed as Exhibits.

Voting Agreement, Exhibit A.

Powers of Attorney, Exhibits B-D

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Daniel E. Gorski	Date

Cecil C. Wall	Date
Trustee of Cecil C. Wall Fam Inter
Vivos Rev TR, DTD 02/22/90

Cecil C. Wall	Date
Trustee of Jane O. Wall Fam Inter
Vivos Rev TR, DTD 02/22/90

C-Wall Investment Company, LLC

By
Cecil C. Wall, Manager	Date

G. W. McDonald	Date
Trustee of G. W. & Patricia A. McDonald
TR, DTD 9/16/11

Roseland Enterprises, Ltd.
By The Roseland Enterprises Trust,its general partner

By
G.W. McDonald, Trustee	Date